Filed by Obsidian Enterprises, Inc.
                                         Pursuant to Rule 425
                                         under the Securities Act of 1933

                                         Subject Company:  Net Perceptions, Inc.
                                         Commission File No. 000-25781

                                         Date:  December 11, 2003


[Explanatory Note: The text of the following press release was previously filed by Obsidian Enterprises, Inc. on Schedule TO-C on December 11, 2003 and is now being designated as filed pursuant to Rule 425.]


FOR IMMEDIATE RELEASE
DECEMBER 11, 2003

OBSIDIAN ENTERPRISES ANNOUNCES PLAN TO COMMENCE OFFER FOR NET PERCEPTIONS

After a Four Week Delay by Net Perceptions' Board of Directors, Obsidian Will Now Make Offer Directly to Net Perceptions' Shareholders; Obsidian's Offer Will Provide Net Perceptions Shareholders the Opportunity to Receive Two Shares of Obsidian Common Stock for Each Share of Net Perceptions

INDIANAPOLIS, December 11, 2003 -- Obsidian Enterprises, Inc. (OTCBB: OBSD), a holding company headquartered in Indianapolis announced today that it plans to commence an offer that will provide shareholders of Net Perceptions, Inc. (Nasdaq: NETP) the opportunity to receive two shares of Obsidian common stock for each share of Net Perceptions common stock.

Timothy S. Durham, Chairman and CEO of Obsidian, stated, "We have tried over the past four weeks to work with the Net Perceptions Board of Directors and they have not responded to our proposal in a constructive manner." It is our belief that by failing to timely and meaningfully respond to Obsidian's proposals, the Net Perception's Board of Directors and management are not acting to maximize the recovery for the Net Perceptions shareholders. Further delay does not serve the shareholders' interest."


"Assuming that the Net Perception's Board of Directors and management will begin to act in a responsible manner and remove the impediments to Obsidian's offer, including the elimination of Net Perception's Poison Pill and Net Perceptions taking no further action to harm the value of the enterprise, the Net Perceptions shareholders will have the opportunity to evaluate and accept what we believe is a far superior alternative to the uncertain and likely delayed consideration that may be realized under the plan of liquidation proposed by the Net Perception Board," concluded Mr. Durham.

Obsidian intends to complete the necessary initial filings with the Securities and Exchange Commission and commence the offer for Net Perceptions within the next 10 days.


Obsidian is a holding company headquartered in Indianapolis, Indiana. It conducts business through five subsidiaries: Pyramid Coach, Inc., a leading provider of corporate and celebrity entertainer coach leases; United Trailers, Inc., and its sister company, Southwest Trailers, manufacturers of steel-framed cargo, racing ATV and specialty trailers; U.S. Rubber Reclaiming, Inc., a butyl-rubber reclaiming operation; and Danzer Industries, Inc., a manufacturer of service and utility truck bodies and accessories. More information on each of these companies can be found online at www.obsidianenterprises.com.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Net Perceptions, Inc. or Obsidian Enterprises, Inc. Obsidian Enterprises intends to file with the Securities and Exchange Commission a registration statement and tender offer documents with respect to the proposed transaction. Investors and security holders are advised to read such documents when they become available because they will include important information. Investors and security holders may obtain a free copy of any documents filed by Obsidian Enterprises with the SEC at the SEC's website at www.sec.gov.

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on currently available competitive, financial and economic data and management's views and assumptions regarding future events. Such forward-looking statements are inherently uncertain. Obsidian Enterprises cannot provide assurances that the tender offer described in this press release will be successfully completed or that we will realize the anticipated benefits of any transaction. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: global economic and market conditions; the availability of liquidity under our existing lines of credit; successful integration of acquired or merged businesses; changes in interest rates; our ability to retain key management and employees; our ability to meet demand at competitive prices in our coach leasing segment and our trailer and related transportation equipment manufacturing segment; our ability to successfully develop alternative sources of raw materials in our butyl rubber reclaiming segment; relationships with significant customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in Obsidian Enterprises's Securities and Exchange Commission filings.

Source: Obsidian Enterprises, Inc.


For More Information Contact:
Timothy S. Durham
Chairman & C.E.O.
Obsidian Enterprises, Inc.
tsdurham@msn.com
317-237-4055